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                             April 22, 2024

       Howard Horn
       Executive Vice President
       Ultragenyx Pharmaceutical Inc.
       60 Leveroni Court
       Novato, CA 94949

                                                        Re: Ultragenyx
Pharmaceutical Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 1-36276

       Dear Howard Horn:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       69

   1. Please address the following regarding your table of research and development (R&D)
                                                        expenses on page 75:
                                                            Tell us and revise
your future filings to clearly disclose the extent to which you track any of your R&D
expenses at the individual product candidate level, as you
                                                            previously
disclosed in your 2020 Form 10-K.
                                                            If so, revise your
future filings to separately quantify your R&D expenses for
                                                            amounts tracked by
product candidate.
                                                            Please provide us
with your proposed disclosure in your response.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tracie
Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with
 Howard Horn
Ultragenyx Pharmaceutical Inc.
April 22, 2024
Page 2

any questions.



FirstName LastNameHoward Horn                 Sincerely,
Comapany NameUltragenyx Pharmaceutical Inc.
                                              Division of Corporation Finance
April 22, 2024 Page 2                         Office of Life Sciences
FirstName LastName